MEMORANDUM
TO:	Elisabeth Bentzinger U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 19, 2015
SUBJECT:
Response to Comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on January 16, 2015 relating to the merger of  the Curian Guidance – Multi-Strategy Income Fund into the Curian Guidance – Fixed Income 100 Fund, each a series of the Curian Variable Series Trust ("Registrant")
File No:  333-201567

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments to the Registration Statement received via telephone on February 4, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Please uniformly apply all applicable comments received from the Commission Staff on other N-14 filings that were also filed on January 16, 2015 to this Registration Statement.

RESPONSE: The Registrant has applied all applicable Commission Staff comments received on the other N-14 filings to this N-14.

b.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

c.
Please reconcile the cover letter, which states that the effective date of the Registration Statement is March 6, 2015, and the cover page, which states that the effective date of the Registration Statement is February 27, 2015.

RESPONSE: The Registrant confirms that the date used on the cover page of February 27, 2015, which controls, is correct.

d.
In the fifth paragraph of the cover letter to the Information Statement, please clarify whether shareholders can utilize the free-transfers for a portion of their investments in the Acquired Fund or if they have to transfer their entire investments in the Acquired Fund.

RESPONSE: The Registrant has made the requested clarification, as follows:

All actions with regard to the Acquired Fund need to be completed by the Closing Date. In the absence of new instructions prior to the Closing Date, future premium payments previously allocated to the Acquired Fund Division will be allocated to the Acquiring Fund Division. The Acquiring Fund Division will be the Division for future allocations under the Dollar Cost Averaging, Earnings Sweep, and Rebalancing Programs. In addition to the Acquiring Fund Division, there are other Divisions investing in mutual funds that seek total return primarily through strategies that invest in fixed income oriented securities, as well as other asset classes and strategies through investment in other funds. If you want to transfer all or a portion of your Contract Value out of the Acquired Fund Division prior to the reorganization you may do so and that transfer will not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without charge. In addition, after the reorganization if you want to transfer all or a portion of your Contract Value out of the Acquiring Fund Division you may do so within 60 days following the Closing Date and that transfer will not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without charge. You will be provided with an additional notification of this free-transfer policy on or about April 27, 2015.

e.	On Pages (ii) to (iii) of the Proxy Statement section relating to the SEC's Public Reference Room:
a.	please consider removing all of the Regional Offices listed and conform the disclosure to the requirements under Item 1(b)(3) of Form N-1A.

b.	please update this section to reflect that proxy materials can also be obtained in accordance with Item 5(f) of Form N-14.

RESPONSE: The Registrant has made the requested changes, as follows:

The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  Accordingly, it must file certain reports and other information with the SEC.  You can copy and review proxy material, reports and other information about the Trust at the SEC's Public Reference Room in Washington, DC~~, and at certain of the following SEC Regional Offices:  New York Regional Office, Brookfield Place, 200 Vesey Street, Suite 400, New York, New York 10281; Miami Regional Office, 801 Brickell Avenue, Suite 1800, Miami, Florida 33131; Chicago Regional Office, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604; Denver Regional Office, 1961 Stout Street, Suite 1700, Denver, Colorado 80294; Los Angeles Regional Office, 444 South Flower Street, Suite 900, Los Angeles, California 90071; Boston Regional Office, 33 Arch Street, 23rd Floor, Boston, MA  02110; Philadelphia Regional Office, One Penn Center, 1617 JFK Boulevard, Suite 520, Philadelphia, PA  19103; Atlanta Regional Office, 950 East Paces Ferry, N.E., Suite 900, Atlanta, GA  30326; Fort Worth Regional Office, Burnett Plaza, Suite 1900, 801 Cherry Street, Unit 18, Fort Worth, TX  76102; Salt Lake Regional Office, 351 S. West Temple Street, Suite 6100, Salt Lake City, UT  84101; San Francisco Regional Office, 44 Montgomery Street, Suite 2800, San Francisco, CA 94104~~.  You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090.  Proxy material, r~~R~~eports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.  You may obtain copies of this information, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing ~~from~~ the SEC's Public Reference Section~~Branch, Office of Consumer Affairs and Information Services~~, Washington, DC 20549-1520~~, at prescribed rates~~.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

f.	Please disclose more clearly why no shareholder vote is required. Please also explain supplementally why the Registrant is not seeking a shareholder vote for the Reorganization.

RESPONSE: The Registrant confirms supplementally that the Registrant's Declaration of Trust, By-Laws and applicable state law do not require shareholder approval of this Reorganization.  Moreover, Rule 17a-8 under the 1940 Act allows for the Reorganization without the need for shareholder approval because there is no material difference between the investment policies that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities of the Acquired Fund and the Acquiring Fund, there is no material difference between the respective advisory contracts, the Funds are series of the same Trust with the same non-interested Trustees, and there are no distribution fees for the Acquired Fund and the Acquiring Fund. The Registrant believes that it has thoroughly explained this on the Summary page and on page 11 of the Registration Statement.

g.	On Page 1, under the second bullet point, please change "issues" to "issuers."

RESPONSE: The Registrant has made the requested change.

h.	On Page 1, under the third bullet point, please add a cross reference to Appendix B, since that is where the risk factors for each Fund are included.

RESPONSE: The Registrant has made the requested change, as follows:

The Funds also have similar principal risks, although there are differences of which you should be aware.  Each Fund's principal risks include allocation risk, counterparty risk, credit risk, currency risk, derivatives risk, emerging markets risk, fixed income risk, foreign regulatory risk, foreign securities risk, liquidity risk, managed portfolio risk, market risk, non-diversification risk, and Underlying Funds risk.  The Multi-Strategy Income Fund, however, also is subject to bonds risk, commodity risk, interest rate risk, real estate investment risk, short sales risk, sovereign debt risk, and TIPS and inflation-linked bonds risk, while the Fixed Income 100 Fund is not.  In addition, Fixed Income 100 Fund also includes swaps risk, which is not a principal risk of investing in the Multi-Strategy Income Fund.  For a detailed comparison of each Fund's risks, see both "Comparison of Principal Risk Factors" below and Appendix B.

i.
On Pages 2 and 3, under the section entitled, "Comparative Fee and Expense Tables," please update all numbers in the tables under this section to reflect December 31, 2014 numbers as opposed to December 31, 2013.  However, please also leave in 2013 year-end data because of the references to that data in the Board Considerations section.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes that presenting fee tables as of December 31, 2013 complies with the requirements of Form N-14 and Form N-1A because the initial filing was made within 60 days after the end of the Registrant's fiscal year (December 31) and audited financial statements for the most recent fiscal year are not yet available.

Form N-14 requires "a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed" by Item 3 of Form N-1A.  Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant "base the percentages of "Annual Fund Operating Expenses" on amounts incurred during the Fund's most recent fiscal year."  For the purposes of Form N-1A, the presentation of "amounts incurred during the Fund's most recent fiscal year" is linked to the fund's financial statements included in its registration statement, such as the statement of operations.  For example, Form N-1A, Item 3, Instruction 3(d)(i) states that "the amount of expenses deducted from the Fund's assets are the amounts shown as expenses in the Fund's statement of operations."  Thus, the annual fund operating expense ratios presented in the fee tables should be based upon and correspond to amounts that appear in the Fund's statement of operations.  Regulation S-X under the Securities Act of 1933 sets forth the requirements for the content of financial statements and provides instructions regarding the timeliness of financial statements included in filings.  Rule 3-18(b) of Regulation S-X states that "if the filing is made within 60 days after the end of

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

the registrant's fiscal year and audited financial statements for the most recent fiscal year are not available, … the statements of operations … shall be provided for the preceding fiscal year."  Because the initial registration statement on Form N-14 was filed within 60 days after the end of the Registrant's fiscal year and audited financial statements for the most recent fiscal year are not yet available, the Registrant's filing on Form N-14 includes a statement of operations for the Funds for the fiscal year ended December 31, 2013.  The fee tables presented in the proxy statement/prospectus under Form N-14 correspond to this statement of operations as contemplated by Form N-1A.1  Accordingly, the Registrant believes the fee tables presenting annual fund operating expense ratios as of December 31, 2013 comply with the requirements of Form N-14 and Form N-1A.

The Registrant also would like to note that this analysis results in disclosure in the proxy statement/prospectus under Form N-14 regarding the Acquiring Fund that is consistent with the disclosure an investor would receive in the prospectus for the Acquiring Fund under Form N-1A, if such an investor were making an independent investment decision regarding the Acquiring Fund at this same point in time.  As a result, a contract owner invested in the Acquired Fund is receiving information regarding the annual fund operating expense ratios that is no different than the information that would be provided to an investor making an investment decision regarding the Acquiring Fund unrelated to the proposed reorganization.

j.
On Pages 2 and 3, under the section entitled, "Comparative Fee and Expense Tables," please update the Annual Operating Expenses table and the Expense Example table's heading for the Pro Forma Fixed Income 100 Fund to add the parenthetical that states "assuming expected operating expenses if the Reorganization is approved."

RESPONSE: The Registrant has made the requested change.

k.	On Page 2, under the section entitled, "Comparative Fee and Expense Tables," please move Footnote 1 from the heading of the table to the Management Fee line item.

RESPONSE: The Registrant has made the requested change.

l.
On Page 2, under the section entitled, "Comparative Fee and Expense Tables," please update Footnote 1 to remove references to the Administrative Fees and update Footnote 2 to add the Administrative Fee reference currently included in Footnote 1.

RESPONSE: The Registrant has updated the footnotes, as follows:

1 Management Fees ~~and Administrative Fees~~ have been restated to reflect a change in the management fee rate ~~and administrative fee rate~~ effective January 2, 2014.

2  "Other Expenses" for the Multi-Strategy Fund and the Fixed Income 100 Fund includes an Administrative Fee of 0.10% which is payable to Curian Capital.  The Administrative Fees have been restated to reflect a change in the administrative fee rate effective January 2, 2014.

1 The Registrant also has filed an interim statement of operations as required by Rule 3-18(b) of Regulation S-X. Although this interim statement of operations provides information regarding the expenses incurred by the Funds during fiscal year 2014, the information covers only the first six months of the fiscal year. The Registrant does not believe that annualizing such information is required by Form N-14 or Form N-1A.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

m.
On Page 2, under the section entitled, "Comparative Fee and Expense Tables," please clarify in Footnote 4 whether the reduction in the Administrative Fee will occur whether or not the change in investment advisers from Curian Capital, LLC to Jackson National Asset Management, LLC is approved by shareholders.

RESPONSE: The Registrant has updated the footnote, as follows:

4  In conjunction with the separate proposal to change investment advisers, the Board approved a reduction of 5 basis points in the Administrative Fee at its January 8, 2015 Special Board Meeting. This reduction in the Administrative Fee is contingent upon shareholder approval of the investment adviser change from Curian Capital to JNAM.

n.	On Page 2, under the section entitled, "Comparative Fee and Expense Tables:"
a.
 please explain why the reduction in Administrative Fees included in Footnote 4 is not reflected for the Multi-Strategy Fund and the Fixed Income 100 Fund's Operating Expenses if the reduction would occur whether or not Contract Owner approval of the Reorganization is obtained.

b.	as per Form N-1A, Item 3(d)(ii), please update the footnotes, where applicable, to reflect that the fees in the table have been restated to reflect current fees.

RESPONSE: The Registrant has updated the Operating Expenses of each Fund to reflect the reduction in Administrative Fees and has revised the footnotes to explain that the fees in the table have been restated to reflect current fees.

o.
On Page 3, under the section entitled, "Comparative Fee and Expense Tables," please update the portfolio turnover percentage to reflect a percentage as of December 31, 2014 as opposed to June 30, 2014.

RESPONSE: The Registrant respectfully declines this request.  Portfolio turnover rates as of December 31, 2014 are not yet available.  In addition, the Registrant believes that providing portfolio turnover rates for the Funds for the six-months ended June 30, 2014 provides investors with meaningful disclosure consistent with that presented in the Funds' most recent shareholder reports.

p.
On Page 3, under "Comparison of Investment Adviser," please update the language that follows the asterisk to state that the investment adviser change is subject to approval of each Fund's shareholders as opposed to stating that it is subject to approval of the Trust's shareholders.

RESPONSE: The Registrant has updated the referenced language to reflect that the investment adviser change is subject to the approval of each Fund's shareholders, as follows:

*Although it is being proposed that Jackson National Asset Management, LLC become investment adviser to the Funds, subject to approval of ~~the Trust~~ each Fund's shareholders, with such change to become effective on April 27, 2015.

q.	On Page 5, under the section entitled, "Comparison of Principal Risk Factors," please include a cross reference to Appendix B.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

RESPONSE: The Registrant has updated the first paragraph under "Comparison of Principal Risk Factors," as follows:

An investment in a Fund is not guaranteed.  As with any mutual fund, the value of a Fund's shares will change, and an investor could lose money by investing in a Fund.  The following table compares the principal risks of an investment in each Fund.  For a~~n explanation of each such~~additional information about each principal risk and other applicable risks, see Appendix B.

r.
On Pages 5 and 6, under the section entitled, "Comparison of Principal Risk Factors," please indicate that other risks could also be applicable to the Multi-Strategy Fund and the Fixed Income 100 Fund.

RESPONSE: The Registrant has added an asterisk after the chart, as follows:

* The above chart reflects only the principal risks of investing in both the Acquired Fund and the Acquiring Fund.  For additional information about each principal risk and other applicable risks, see Appendix B.

s.	On Pages 7 and 8, please update the performance bar charts to reflect the same scale for ease of comparison.

RESPONSE: The Registrant has made the requested change.

t.
On Page 8 for the Average Annual Total Returns charts, please reconcile the name of the comparison benchmark since one chart states "Barclays Capital U.S. Aggregate Bond Index" and the other states "Barclays U.S. Aggregate Bond Index."

RESPONSE: The Registrant confirms that the correct name of the benchmark is the Barclays U.S. Aggregate Bond Index and has updated the charts accordingly.

u.
On Page 8 for the Average Annual Total Returns charts, please include the parenthetical required under Item 4(b)(2) of Form N-1A that states that the index "reflects no deduction for fees, expenses or taxes" in all places, where appropriate.

RESPONSE: The Registrant has added the parenthetical required under Item 4(b)(2) of Form N-1A for all indices included in the Average Annual Total Return charts, as appropriate.

v.
On Page 8, in the "Capitalization" section, if the repositioning costs of the proposed merger will be material, please disclose the materiality of those costs including the fact that such costs will be borne by shareholders of the Funds.

RESPONSE: The Registrant confirms that the repositioning and/or transition costs of the proposed merger will not be material.

w.	On Page 9, under "Description of Securities to be Issued," if the Acquiring Fund does not have a 12b-1 fee, please remove any references to such fee.

RESPONSE: The Registrant confirms that the Acquiring Fund does not have a 12b-1 fee and has updated the third paragraph of that section, as follows:

The Trust currently offers one class of shares.  The Acquiring Fund is not subject to a plan of distribution as permitted by Rule 12b-1 under the 1940 Act. ~~The Trust has adopted, in the manner prescribed under Rule 12b-1 under the 1940 Act, a plan of distribution pertaining to shares of the Acquiring Fund.  The maximum distribution and/or service (12b-1) fee for the Acquiring Fund's shares is currently equal to an annual rate of 0.25% of the average daily net assets attributable to those shares.  Because these distribution/service fees are paid out of the Acquiring Fund's assets on an ongoing basis, over time these fees will increase your cost of investing and may cost more than paying other types of charges.~~

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

x.	On Pages 9 through 11, under "Board Considerations," please include any considerations that were not in favor of the Reorganization.

RESPONSE: The Registrant refers the Commission Staff to the "Board Considerations" section, which discusses all of the factors considered by the Board, including those that might be viewed as not supporting the Reorganization.

y.
On Page 10, under "Board Considerations," please update the bullet point relating to "Larger Asset Base" to reconcile the October 31, 2014 asset numbers provided in this section with the June 30, 2014 asset numbers provided elsewhere in the Registration Statement.

RESPONSE: The Registrant advises the Commission Staff that in considering whether to approve the Reorganization, the Board considered the Funds' assets as of October 31, 2014.  The Registrant has revised the language in the second sentence of the "Larger Asset Base" sub-section, as follows:

As of October 31, 2014, the Multi-Strategy Income Fund had assets of approximately $36.4 million (an increase from the Multi-Strategy Income Fund's assets as of June 30, 2014) as compared to assets of $46.6 million for the Fixed Income 100 Fund (also an increase from the Fixed Income 100 Fund's assets as of June 30, 2014).

z.	On Page 10, under "Board Considerations," please update the bullet point relating to "Performance" to add more specificity when stating that the Acquiring Fund had better performance.

RESPONSE: The Registrant has revised the first two sentences of the "Performance" bullet point as follows:

The Board noted that the Acquiring Fund has had better ~~historical risk-adjusted~~ recent performance than the Acquired Fund, although the Acquiring Fund had poorer performance than the Acquired Fund for the one-year and since inception periods ended October 31, 2014. The Board considered each Fund's performance compared to its benchmark, the Barclays U.S. Aggregate Bond Index, noting that the Funds' performance is similar and lagged the~~ir~~ benchmark for the quarter, year-to-date, one-year and since inception periods ended October 31, 2014.

aa.	On Page 10, under "Board Considerations," please confirm that the statements made in the bullet point relating to "Performance" are accurate.

RESPONSE: The Registrant confirms that the statements made in the "Performance" bullet point, as revised per the Registrant's response to comment 1.z. above, are accurate.

bb.
On Page 10, under "Board Considerations," please update the bullet point relating to "Performance" to provide the actual October 31, 2014 performance numbers that were used so shareholders can better understand the comparison, since the October 31, 2014 numbers are not provided anywhere in the Registration Statement.

RESPONSE: The Registrant respectfully declines this request.  The Board considered the Funds' performance information as of October 31, 2014 and, based on that information among other factors, made its determination to approve the Reorganization.  The Registration Statement, on the other hand, contains performance information for the Funds as of December 31, 2014 and affords Contract Owners and others with beneficial interests in the Acquired Fund the opportunity to make an investment decision based upon performance information than is more recent than that considered by the Board.  The Registrant wishes to avoid investor confusion that could be caused by providing additional performance figures that are less recent than those already provided.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

cc.
On Page 11, under "Federal Income Tax Consequences of the Reorganization," please describe supplementally why the Registrant did not receive a consent from K&L Gates LLP in accordance with Section 7 of the Securities Act of 1933.

RESPONSE: The Registrant has changed the reference from "K&L Gates LLP" to "qualified legal counsel" and thus does not believe consent is required.

dd.
On Page 15, in the third paragraph where Registrant is discussing shareholder approval of the new investment advisory and management agreement, please clarify that if shareholder approval is not obtained on the Reorganization or subsequently obtained in the future that JNAM will continue as the investment adviser of the Acquired Fund and the Acquiring Fund.

RESPONSE: The Registrant has updated the language, as follows:

There is a shareholder proposal in a separate proxy statement that has been sent out to all shareholders of the Trust that is asking for approval of a new investment advisory agreement with respect to each fund of the Trust.  If this proposal is approved by shareholders, the new investment adviser of the Acquiring Fund will be an affiliate of Curian Capital, JNAM, effective as of April 27, 2015.  The terms of the Investment Advisory and Management Agreement with JNAM will be identical to the terms of the current Curian Capital Investment Advisory and Management Agreement. If the Reorganization is not approved by shareholders or is subsequently approved at a later date, JNAM will serve as investment adviser of both the Acquired Fund and the Acquiring Fund.

ee.
On Pages 12 and 13, in the third paragraph where Registrant is discussing shareholder approval of the new investment advisory and management agreement, please state that the investment strategy of the Acquiring Fund will not change as a result of the investment adviser change.

RESPONSE: The Registrant has updated the language, as follows:

There is a shareholder proposal in a separate proxy statement that has been sent out to all shareholders of the Trust that is asking for approval of a new investment advisory agreement with respect to each fund of the Trust.  If this proposal is approved by shareholders, the new investment adviser of the Acquiring Fund will be an affiliate of Curian Capital, JNAM, effective as of April 27, 2015.  There will be no change to the investment strategy of the Acquiring Fund as a result of the investment adviser change, and t~~T~~he terms of the Investment Advisory and Management Agreement with JNAM will be identical to the terms of the current Curian Capital Investment Advisory and Management Agreement.

ff.
On Page 1, under the fourth bullet point, please reflect that the investment strategy of the Acquiring Fund will not change as a result of the change in the investment adviser, and please include a statement that the terms of the current and proposed investment advisory agreements are identical.

RESPONSE: The Registrant has updated the language, as follows:

Curian Capital, LLC ("Curian Capital" or the "Adviser") currently serves as the investment adviser and administrator for each Fund.  However, if a proposal to change investment advisers from Curian Capital to Jackson National Asset Management, LLC ("JNAM") is approved by shareholders via a separate proxy, then JNAM will manage and administer the Moderate Fund after the Reorganization.  There will be no change to the investment strategy of the Acquiring Fund as a result of the investment adviser change, and the terms of the Investment Advisory and Management Agreement with JNAM will be identical to the terms of the current Curian Capital Investment Advisory and Management Agreement.  Curian Capital and JNAM have both received separate exemptive orders from the SEC that generally permit Curian Capital, JNAM, and the Trust's Board of Trustees to appoint, dismiss and replace each Fund's sub-adviser(s) and to amend the advisory agreements between Curian Capital or JNAM, as the case may be, and the sub-adviser(s) without, obtaining shareholder approval.  However, any amendment to an advisory agreement between Curian Capital or JNAM, as the case may be, and the Trust that would result in an increase in the management fee rate specified in that agreement (i.e., the aggregate management fee) charged to a Fund will be submitted to shareholders for approval.  Currently, neither Fund employs a sub-adviser.  For a detailed description of the Adviser, please see "Additional Information about the Acquiring Fund - The Adviser" below.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

gg.	On Page 13, please disclose whether the Reorganization will result in any changes to the current portfolio managers of the Acquiring Fund.

RESPONSE: The Registrant does not currently anticipate that there will changes to the portfolio managers of the Acquiring Fund as a result of the Reorganization.

hh.
On Page 14, under "Management Fees," please state in the aggregate the fees paid to the investment adviser in the most recent fiscal year as a percentage of net assets as per Item 10(a)(1)(ii) of Form N-1A.

RESPONSE: The Registrant has made the requested change.

ii.
On Page 15, under "Payments to Financial Intermediaries," please retitle this section to say, "Payments to Broker-Dealers and Financial Intermediaries" and restate the last sentence as per Item 8 of Form N-1A.

RESPONSE: The Registrant has updated this section, as follows:

Payments to Broker-Dealers and Financial Intermediaries

Only Separate Accounts, registered investment companies, and qualified and certain non-qualified plans of the Insurance Companies may purchase shares of the Acquiring Fund.  If an investor invests in the Fund under a Contract or a plan that offers a Contract as a plan option through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and the salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's Web site for more information.

jj.	On Pages 15 and 16, under "Investment in Trust Shares," please remove any references to "each Acquired Fund" and change to "the Acquired Fund."

RESPONSE: The Registrant has made the requested change.

kk.	On Pages 15 and 16, under "Investment in Trust Shares," please disclose who must receive the purchase orders and when the purchase orders must be received by.

RESPONSE: The Registrant has updated the third paragraph under "Investment in Trust Shares," as follows:

The NAV per share of the Acquiring Fund is determined at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern Time) each day that the New York Stock Exchange is open.  Calculations of the NAV per share of the ~~each~~ Acquiring Fund may be suspended by the Trust's Board of Trustees.  The NAV per share is calculated by adding the value of all securities and other assets of a Fund, deducting its liabilities, and dividing by the number of shares outstanding.  Purchase orders must be received by the Insurance Company, as the agent of the Funds, by the close of the regular trading session of the New York Stock Exchange on a given business day in order to receive that day's NAV per share.  Generally, the value of exchange-listed or -traded securities is based on their respective market prices, bonds are valued based on prices provided by an independent pricing service and short-term debt securities are valued at amortized cost, which approximates market value.

ll.	On Page 16, under "Share Redemption," please disclose when redemption orders need to be received by and that redemption orders have to be received by the insurance company and not the transfer agent.

RESPONSE: The Registrant has updated the first paragraph under "Share Redemption," as follows:

Investors redeem shares to make benefit or withdrawal payments under the terms of the Contracts or other arrangements.  Redemptions typically are processed on any day on which the Trust and New York Stock Exchange are open for business and are effected at net asset value next determined after the redemption order, in proper form, is received by the Insurance Company~~Trust's transfer agent~~. Redemption requests must be received by the Insurance Company, as the agent of the

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

Funds, by the close of the regular trading session of the New York Stock Exchange on a given business day in order to receive that day's NAV per share.

mm.
As per Item 11(d) of Form N-1A, please describe the Fund's policy with respect to dividends and distributions, including any options that shareholders may have as to the receipt of dividends and distributions.

RESPONSE: The Registrant has added the requested language, as follows:

Dividends and other Distributions

The Funds generally distribute most or all of their net investment income and their net realized gains, if any, no less frequently than annually.  Dividends and other distributions by a Fund are automatically reinvested at net asset value in shares of the distributing class of that Fund.

nn.	As per Item 13 of Form N-1A, please include the narrative about the purpose behind presenting the Financial Highlights.

RESPONSE: The Registrant has updated the first paragraph under "Financial Highlights," as follows:

The financial highlights table is intended to help you understand the financial performance of the Acquired Fund and the Acquiring Fund for the period of the Acquired Fund and the Acquiring Fund's operations.  The following table provides selected per share data for one share of the Acquired Fund and the Acquiring Fund.  The information does not reflect any charges imposed under a Contract.  If charges imposed under a variable contract were reflected, the returns would be lower.  You should refer to the appropriate Contract prospectus regarding such charges.

oo.
On Page 19, under "Outstanding Shares and Principal Shareholders," please update the first sentence of the second paragraph to include a reference to the JNL Series Trust, similar to other Information Statements and Proxy Statements filed by the Registrant.

RESPONSE: The Registrant has made the requested change, as follows:

Because the shares of the Funds are sold only to the Insurance Companies, certain Funds of the Trust and the JNL Series Trust organized as funds-of-funds, and certain qualified and nonqualified retirement plans, the Insurance Companies, through the Separate Accounts which hold shares in the Trust as funding vehicles for the Contracts and certain retirement plans, are the owner of record of substantially all of the shares of the Trust.

pp.
On Page 19, under "Outstanding Shares and Principal Shareholders," please include a statement preceding the table relating to the beneficial ownership of shares that the table includes "owners of record." Please also update the language preceding the table to reflect that the threshold of ownership is "5% or more" rather than just "more than 5%."

RESPONSE: The Registrant has updated the table, as follows:

As of the Record Date, February 6, 2015, to the Trust's knowledge, the following persons beneficially owned ~~more than~~ 5% or more of the shares of the Acquired Fund:

qq.	Please remove the fourth whereas clause in Appendix A, since it references shareholder approval, which is not applicable for this Registration Statement.

RESPONSE: The Registrant has made the requested change.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

rr.	Please consider removing Appendix C, since there is no reference to the Appendix in the Registration Statement and the information is already included on Page 19.

RESPONSE: The Registrant has deleted Appendix C.

ss.	Please state supplementally which Fund will be the survivor for accounting purposes following the Reorganization.

RESPONSE: The Registrant confirms that the Curian Guidance – Fixed Income 100 Fund will be the survivor for accounting purposes following the Reorganization.

2.	Part C Comments

a.	Please update Exhibit 7(h)(ii), (iii), (iv) and (v) under Part C to reflect that the date of the Distribution Agreement should be September 10, 2012 and not September 10, 2013.

RESPONSE:The Registrant respectfully advises the Commission Staff that it inadvertently listed the incorrect date for the Distribution Agreement and that it will correct the error in any subsequent amendments to the Registration Statement.

3.	Proxy Cards

a.
For the Proxy Cards, please bold or highlight the text that states, "Unless indicated to the contrary, this voting instruction card shall be deemed to be instructions to vote "FOR" the proposals specified on the reverse side."

RESPONSE: The Registrant notes that the referenced text has been updated since the preliminary filing to state, "If this voting instruction card is not marked to indicate voting instructions but is signed, dated and returned, it will be treated as an instruction to vote the shares in favor of the proposal specified on the reverse side."  The Registrant confirms that this text has been bolded on the Proxy Cards, as required.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc: File

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

February 19, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Elisabeth Bentzinger

Re:	Curian Variable Series Trust
File Nos: 333-201567 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced proxy statement effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filing effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filing; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

Diana R. Gonzalez
Assistant Vice President